UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

PG&E Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Thomas Wagner

Knighthead Capital Management, LLC

1140 Avenue of the Americas, 12th Floor

New York, New York 10036

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69331C108

Page 2 of 3 Pages

Explanatory Note

This Amendment No. 5 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Knighthead Capital Management, LLC (the “Reporting Person”) on August 7, 2019, as amended (the “Original Schedule 13D”), with respect to common stock of PG&E Corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following two paragraphs:

On December 6, 2019, the Reporting Person, solely on behalf of certain funds and accounts it manages and/or advises, entered into a restructuring support agreement (the “Restructuring Support Agreement”) with the Company, Pacific Gas and Electric Company, the Official Committee of Tort Claimants, the Consenting Fire Claimant Professionals (as defined therein) and certain funds and accounts managed or advised by the Other Shareholder, setting forth the terms by which the Reporting Person agreed to support the Plan (as defined therein). A copy of the Restructuring Support Agreement is filed as Exhibit 99.1 hereto.

On December 6, 2019, the Reporting Person, solely on behalf of certain funds and accounts it manages and/or advises, and the Company entered into a further amended and restated letter agreement, which is filed as Exhibit 99.2 hereto, setting forth the terms by which such funds committed to provide capital to the Company in connection with its plan of reorganization. The amended and restated letter agreement supersedes the letter agreement, dated November 16, 2019, between the Reporting Person, solely on behalf of certain funds and accounts it manages and/or advises, and the Company.

Item 7.	Materials to be Filed as Exhibits.

99.1	Restructuring Support Agreement, dated December 6, 2019, by and among Knighthead Capital Management, LLC, solely on behalf of certain funds and accounts it manages and/or advises, PG&E Corporation, Pacific Gas and Electric Company, the Official Committee of Tort Claimants, the Consenting Fire Claimant Professionals (as defined therein), and certain funds and accounts managed or advised by Abrams Capital Management, LP (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 9, 2019).

99.2*	Amended and Restated Backstop Commitment Letter, dated December 6, 2019, between Knighthead Capital Management, LLC, solely on behalf of certain funds and accounts it manages and/or advises, and PG&E Corporation.

*	Filed herewith.

CUSIP No. 69331C108

Page 3 of 3 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2019

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Thomas A. Wagner
Name: Thomas A. Wagner
Title: Managing Member